Exhibit 2.3
ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (“Agreement”) is dated as of December 13, 2006, by and among SKYVIEW CAPITAL, LLC, a limited liability company organized under the laws of Delaware (“Buyer”), TRM Copy Centers, LLC, a limited liability company organized under the laws of Delaware (“Copy Centers”), TRM Corporation, an Oregon corporation (“TRM”), and TRM Copy Centers (USA) Corporation, an Oregon corporation (“TRM CC”; TRM and TRM CC are collectively referred to herein as “Sellers”).
RECITAL
     Sellers desire to sell, and Buyer desires to purchase, certain of the operating assets and other rights of Sellers relating to Sellers’ photocopier business for the consideration and on the terms set forth in this Agreement.
     NOW, THEREFORE, in consideration of the mutual promises set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
AGREEMENT
     The parties agree as follows:
1. DEFINITIONS AND USAGE
     1.1 DEFINITIONS
     For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:
     “Accounts Payable” shall mean trade accounts payable and other payment obligations to vendors and service providers.
     “Accounts Receivable” shall mean (a) all trade accounts receivable and other rights to payment from customers of Sellers related to the Business and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of Sellers, (b) all other accounts or notes receivable of Sellers related to the Business and the full benefit of all security for such accounts or notes and (c) any claim, remedy or other right related to any of the foregoing.

     “Affiliate” shall mean with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” having meanings correlative to the foregoing.
     “Agreement” shall mean as defined in the first paragraph of this Asset Purchase Agreement.
     “Ancillary Agreement” shall mean the agreements and documents executed and delivered in connection with the Contemplated Transactions.
     “Assets” shall have the definition set forth in Section 2.1.
     “Assumed Liabilities” shall have the definition set forth in Section 2.4(a).
     “Benefit Plan” shall mean employee benefit plans, programs, policies, arrangements or agreements, including “employee welfare benefit plans” and “employee pension benefit plans,” as defined in Sections 3(1) and 3(2), respectively, of ERISA, for the benefit of employees, officers, managers, and directors or their respective dependents or beneficiaries (or former employees, officers, managers, and directors or their respective dependents or beneficiaries).
     “Bill of Sale, Assignment and Assumption Agreement” shall have the definition set forth in Section 2.7(a)(ii).
     “Bulk Sales Laws” shall have the definition set forth in Section 5.8.
     “Business” shall have the definition set forth in Section 2.1.
     “Business Days” shall mean any day of the year other than (a) Saturday or Sunday, or (b) any other day on which banks located in Portland, Oregon generally are closed for business.
     “Buyer” shall have the definition set forth in the first paragraph of this Agreement.
     “Buyer Indemnified Parties” shall have the definition set forth in Section 9.2.
     “Closing” shall have the definition set forth in Section 2.6.
     “Closing Date” shall mean the date on which the Closing actually takes place.
     “Code” shall mean the Internal Revenue Code of 1986, as amended.

     “Commitment Letter” shall have the definition set forth in Section 4.6.
     “Confidentiality Agreement” shall have the definition set forth in Section 5.4.
     “Consent” shall mean any approval, consent, ratification, waiver or other authorization.
     “Contemplated Transactions” shall mean all of the transactions contemplated by this Agreement.
     “Contract” shall mean any agreement, contract, Lease, consensual obligation, promise or undertaking (whether written or oral and whether express or implied).
     “Damages” shall have the definition set forth in Section 9.2.
     “Deductible” shall have the definition set forth in Section 9.4.
     “Effective Time” shall mean the time at which the Closing is consummated.
     “Lien” shall mean any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.
     “License Agreement” shall have the definition set forth in Section 2.7(a)(v).
     “Environment” shall mean soil, land surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.
     “Environmental Law” shall mean any Legal Requirement relating to the protection of the Environment and Releases of Hazardous Substances, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Superfund Amendments and Reauthorization Act, as amended, the Resource Conservation and Recovery Act, as amended, the Toxic Substances Control Act, as amended, the Clean Water Act, as amended, the Clean Air Act, as amended, and any applicable United States federal, state or local Law having a similar subject matter.
     “Environmental Matter” shall mean
     (a) pollution or contamination of the Environment, including soil or groundwater contamination or the occurrence or the existence of or the continuation of the existence of a Release;

     (b) the treatment, disposal or Release of any Hazardous Substance;
     (c) exposure of any person to any Hazardous Substance; or
     (d) the material violation of any Environmental Law or any Environmental Permit.
     “Environmental Permit” shall mean any Governmental Authorization issued, granted or required under Environmental Laws.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” shall have the definition set forth in Section 3.10(c).
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
     “Excluded Assets” shall have the definition set forth in Section 2.2.
     “Facilities Maintenance Agreement” shall have the definition set forth in Section 2.7(a)(iv).
     “Governmental Authorization” shall mean any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.
     “Governmental Body” shall mean any:
     (a) nation, state, county, city, town, borough, village, district or other jurisdiction;
     (b) federal, state, local, municipal, foreign or other government; or
     (c) governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers).
     “Hazardous Substance” shall mean, collectively, any (a) petroleum or petroleum products, or derivative or fraction thereof, radioactive materials (including radon gas), asbestos in any form that is friable, urea-formaldehyde foam insulation , and polychlorinated biphenyls, and (b) any chemical, material, substance or waste, which is now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “restricted hazardous wastes,” “contaminants,” or “pollutants,” in each case as regulated under Environmental Laws, including materials that are deemed hazardous pursuant to any Environmental Laws due to their ignitability, corrosivity or reactivity characteristics.

     “Income Taxes” shall mean federal, state, local or foreign income or franchise Taxes or other Taxes measured in whole or in part by income and any interest, and penalties or additions thereon.
     “Income Tax Returns” shall mean any Tax Returns of or with respect to Income Taxes.
     “Indemnified Party” shall mean either a Buyer Indemnified Party or Seller Indemnified Party as the context requires.
     “Indemnifying Party” shall mean either a Buyer Indemnifying Party or Seller Indemnifying Party as the context requires.
     “Intellectual Property” shall mean United States and foreign: (a) registered and unregistered trade names, trademarks and service marks, (b) patent registrations and patent applications, and (c) copyright registrations and copyright applications.
     “Intra-Company Accounts Payable” shall mean Accounts Payable of a Seller to an Affiliate of such Seller.
     “Intra-Company Accounts Receivable” shall mean Accounts Receivable of a Seller from an Affiliate of such Seller.
     “Intra-Company Contract” shall mean a Contract of a Seller with an Affiliate or Affiliates of such Seller.
     “Intra-Company Liabilities” shall mean Liabilities of a Seller to an Affiliate of such Seller.
     “Inventories” shall mean finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or consumed in the production of finished goods.
     “IRS” shall mean the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.
     “Knowledge” shall mean with respect to Sellers the actual knowledge of Danial J. Tierney, Gary Cosmer and Jackie Piggott, and with respect to Buyer, the actual knowledge of Alex R. Soltani. Any of these individuals will be deemed to have Knowledge of a particular fact or other matter if:
     (a) such individual is actually aware of such fact or other matter; or

     (b) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter.
     “Lease” shall mean any real property lease or any lease or rental agreement, license, right to use or installment and conditional sale agreement.
     “Leased Real Property” shall have the definition set forth in Section 3.5.
     “Legal Requirement” or “Law” shall mean any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.
     “Liability” shall mean with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise.
     “License Agreement” shall have the definition set forth in Section 2.7(a)(v).
     “Lien” shall mean any lien, security interest, charge, claim, mortgage, servitude, easement, right of way, equitable interest, possessory interest, pledge, preference, priority, deed of trust, option, lease or other encumbrance.
     “Material Adverse Effect” shall mean a material adverse effect on the Assets, operations or financial condition of the Business, taken as a whole; provided, that, for purposes of this Agreement, a Material Adverse Effect shall not include changes to the Assets, operations or financial condition of the Business, taken as a whole, resulting from (a) changes to the U.S. economy or the global economy, in each case, as a whole, or the industry or markets in which the Business operates, (b) changes in the financial, banking or securities market conditions (including any disruption thereof and any decline in the price of any security (including any security or creditor claim of or with respect to Sellers) or any market index), (c) the announcement or disclosure of the Contemplated Transactions,, (d) changes in the Business consistent with past trends, (e) general economic, regulatory or political conditions or changes thereto in the United States or abroad, (f) military action or any act of terrorism or any worsening thereof, (g) changes in Law, or (h) compliance with the terms of this Agreement.
     “Material Consents” shall have the definition set forth in Section 6.3.
     “Material Contracts” shall mean all Contracts to which a Seller is a party or by which it is bound that relate to the Business and involve aggregate payments by or to the Sellers in excess of $50,000 per year.

     “Permitted Lien” shall mean (a) Liens arising by operation of Law for Taxes or other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (b) Liens arising by operation of Law, including Liens arising by virtue of the rights of customers, suppliers and subcontractors in the ordinary course of business under general principles of commercial law, (c) Liens securing rental payments under capital lease arrangements, (d) restrictions on the transferability of securities arising under applicable securities Laws, (e) restrictions arising under applicable zoning and other land use Laws that do not, individually or in the aggregate, have a material adverse effect on the present use or occupancy of the property subject thereto, (f) defects, easements, rights of way, restrictions, covenants, claims, subleases or similar items relating to real property that do not, individually or in the aggregate, have a material adverse effect on the present use or occupancy of the real property subject thereto, (g) Liens that would not reasonably be expected to have a Material Adverse Effect.
     “Order” shall mean any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.
     “Person” shall mean an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Body.
     “Proceeding” shall mean any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.
     “Purchase Price” shall have the definition set forth in Section 2.3.
     “Record” shall mean information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.
     “Related Person shall mean, with respect to a specified Person:
          (a) any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person;
          (b) any Person that holds a material interest in such specified Person; and
          (c) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity).
     For purposes of this definition, (a) “control” (including “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and shall be construed as such term is used in the rules promulgated under the Securities Act; and (b) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least twenty-five percent (25%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least twenty-five percent (25%) of the outstanding equity securities or equity interests in a Person.
     “Release” shall mean any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal or leaching of any Hazardous Substances into the Environment, and “Released” shall be construed accordingly.
     “Representative” shall mean with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.
     “Required Cash Amount” shall have the definition set forth in Section 4.6.
     “Retained Liabilities” shall have the definition set forth in Section 2.4(b).
     “Schedule of Exceptions” shall have the definition set forth in the preamble of Article 3.
     “SEC” shall mean the United States Securities and Exchange Commission.
     “Sellers” shall have the definition set forth in the first paragraph of this Agreement.
     “Seller Benefit Plan” shall have the definition set forth in Section 3.10(a).
     “Seller Indemnified Parties” shall have the definition set forth in Section 9.3.
     “Sublease of Real Property” shall have the definition set forth in Section 2.7(a)(vi).
     “Sublease of Vehicles: shall have the definition set forth in Section 2.7(a)(vii).
     “Sublicense of Software” shall have the definition set forth in Section 2.7(a)(viii).
     “Tax” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative, add-on minimum, estimated, and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body or payable under any tax-sharing agreement or any other Contract.
     “Tax Advantage” shall mean the present value of any refund, credit or reduction in otherwise required Tax payments, which net present value shall be computed as of the Closing Date or the first date on which the right to the refund, credit or other reduction arises or is reasonably estimable, whichever is later, (i) using the Tax rate applicable to the highest level of income with respect to such Tax under applicable Laws on such date, and (ii) using the interest rate on such date imposed on corporate deficiencies paid within 30 days of a notice of proposed deficiency under the Code or other applicable Laws.
     “Tax Return” shall mean any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
     “Transferred Employees” shall mean the Persons whose names are set forth on Schedule 3.15(a).
     “Transition Services Agreement” shall have the definition set forth in Section 2.7(a)(iii).
     “TRM Lenders’ Consents” shall have the definition set forth in Section 6.8.
     1.2 USAGE
     (a) Interpretation. In this Agreement, unless a clear contrary intention appears:
     (i) the singular number includes the plural number and vice versa;
     (ii) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;
     (iii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;
     (iv) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.
     (b) Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.
2. SALE AND TRANSFER OF ASSETS; CLOSING
     2.1 ASSETS TO BE SOLD
     Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of the Effective Time, Sellers shall sell, convey, assign, transfer, and deliver to Buyer, and Buyer shall purchase and acquire from Sellers, all of Sellers’ right, title, and interest in and to the following property and assets, real, personal, or mixed, tangible and intangible which relate to the United States portion of the photocopier business currently conducted by Sellers as a going concern, including the placement, leasing, maintenance, monitoring, and provision of supplies for photocopiers within the United States (the “Business”) (but excluding the Excluded Assets):
     (a) Sellers’ photocopiers used in the Business, whether deployed and generating revenue, used for demonstration or marketing purposes, or in inventory, including spare parts, as listed on Schedule 2.1(a). Between the date hereof and the Closing Date, Buyer will identify the photocopiers they are seeking to acquire from the Sellers’ storage facilities;
     (b) Machinery, equipment, furniture and other similar property used in the Business, as listed on Schedule 2.1(b); provided, however, the parties acknowledge and agree that Sellers maintain the right to substitute other similar equipment for the designated equipment in that Schedule in order to avoid any interruption in the computer processing provided with this equipment to Sellers; provided, however, that Buyer shall have the right to approve or reject the equipment offered by Sellers in lieu of the originally designated equipment;
     (c) Inventories of the Business;
     (d) Accounts Receivable of the Business, other than Intra-Company Accounts Receivable (Schedule 3.7 sets forth the Accounts Receivable as of September 30, 2006);
     (e) All of Sellers’ rights and interests in the Contracts relating to the Business, (other than Intra-Company Contracts and Contracts related to the Seller Benefit Plans), all supplier, customer and vendor lists of the Business, including prospects, and sales and credit records relating to the Business and all customer credit information on customers and vendors relating to the Business, and all books, accounts and records of Sellers relating to the Business, and all outstanding offers or solicitations made by or to Sellers to enter into any Contract related to the Business, as listed on Schedule 2.1(e); provided, however, that, in all cases, Sellers shall not be required to transfer any such rights and interests in the automated teller business of Sellers;

     (f) Governmental Authorizations used by the Sellers in connection with the Business, as listed on Schedule 2.1(f), to the extent transferable to Buyer;
     (g) Sales and promotional literature, customer lists and other sales-related materials related to the Business;
     (h) Subject to Section 2.2(b) and (c), general, financial and other records pertaining to the Business as in existence on the Closing Date;
     (i) the intangible rights and property relating to the Business, including Intellectual Property, going concern value, goodwill, dedicated telephone numbers of the Business, Business signage, customer lists, e-mail addresses, and URLs, as listed on Schedule 2.1(i);
     (j) all prepayments and prepaid expenses made for the benefit of the Business (but only to the extent that Buyer is assuming the liability relating to the prepayment, and not including customer deposits) and all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind of Sellers arising out of or held for the benefit of the Business (other than those related to Excluded Assets or Retained Liabilities, or claims, causes of action, choses in action, rights of recovery and rights of set-off of Sellers against Sellers’ officers, directors, employees, representatives or agents, none of which shall be deemed transferred to Buyer); and
     (k) all other Assets that are exclusively used in, or held by, the Business other than the Excluded Assets, whether or not referenced in any paragraphs above.
     All of the property and assets to be transferred to Buyer hereunder are herein referred to collectively as the “Assets.”
     2.2 EXCLUDED ASSETS
     Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, the following assets of Sellers (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder, are excluded from the Assets and shall remain the property of Sellers after the Closing:
     (a) all of Sellers’ cash, cash equivalents, short-term investments and customer deposits;
     (b) all of Sellers’ minute books, stock records and corporate seals;
     (c) all personnel Records and other Records that Sellers are required by law to retain in their possession;
     (d) all of Sellers’ insurance policies;

     (e) all of Sellers’ rights in any and all owned or leased motor vehicles;
     (f) all of Sellers’ rights in real property that may be owned, leased or used by either of Sellers;
     (g) all of Sellers’ rights in proprietary software that has been licensed to Sellers, including, but not limited to, the software described in Schedule 2.2(g);
     (h) all of Sellers’ photocopier business outside of the United States;
     (i) all of TRM CC’s interests in its subsidiaries;
     (j) all assets of, or related to, the Seller Benefit Plans; and
     (k) all other assets not exclusively used in the Business.
     2.3 CONSIDERATION
     The consideration for the Assets shall consist of the sum of:
     (a) The cash payment of Nine Million, Two Hundred Thousand Dollars ($9,200,000), minus the net breakage costs designated in Schedule 2.3 (as so adjusted, the “Purchase Price”);
     (b) The assumption of the Assumed Liabilities; and
     (c) The provision of a credit in the amount of Three Hundred Thousand Dollars ($300,000) that shall be applied by Sellers for services rendered to Sellers under the Facilities Maintenance Agreement and to offset certain property losses that may be incurred by Sellers under the Facilities Maintenance Agreement.
The Purchase Price shall be further adjusted by the Adjustment Amount, in accordance with Section 2.9.
     In accordance with Section 2.7(b), at the Closing, the Purchase Price shall be delivered by Buyer to Sellers by wire transfer. The Adjustment Amount shall be paid in accordance with Section 2.9.
     2.4 LIABILITIES
     (a) Assumed Liabilities. On the Closing Date, but effective as of the Effective Time, Buyer shall assume and agree to discharge all of the Liabilities (and only those Liabilities) of Sellers that relate to or arose out of the operation of the Business other than the Retained Liabilities (the “Assumed Liabilities”), as set forth below:

          (i) all Liabilities of Sellers to vendors and service providers, including all Accounts Payable of the Business, other than Intra-Company Accounts Payable (Schedule 2.4(a)(i) sets forth the Accounts Payable of the Business at September 30, 2006);
          (ii) all Liabilities of Sellers to Sellers’ customers, in an aggregate amount not to exceed $20,000, that relate to or arose out of the sales and other activities of the Business, other than customer deposits described in Section 2.4(b)(xii);
          (iii) all Liabilities of Sellers that relate to or arose out of the Contracts listed in Schedule 2.1(e), other than Intra-Company Liabilities;
          (iv) all Liabilities of Sellers that relate to or arose out of the Governmental Authorizations listed on Schedule 2.1(f);
          (v) all Liabilities of Sellers that relate to or arose out of the intangible assets listed on Schedule 2.1(i);
          (vi) any Liability for Taxes arising from the operation of the Business or ownership of the Assets on or after the Effective Time; and
          (vii) all Liabilities of Sellers with respect to paid time off accrued for the Transferred Employees as of the Closing Date, as set forth in Schedule 2.4(a)(vii), in connection with which Buyer agrees to comply with Section 652.140(6) of the Oregon Revised Statutes (as in effect on the date hereof), and other similar state laws regarding the assumption of certain obligations to employees made in connection with the sale of a business or business property.
     (b) Retained Liabilities. The following Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Sellers (the “Retained Liabilities”:
          (i) any Liability of Sellers for (x) Taxes resulting from, or arising in connection with, the Contemplated Transactions (except as provided in Section 5.10), (y) Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provisions of state, local or foreign Law) or as a transferee, successor, by contract or otherwise, and (z) Taxes with the respect to the ownership of the Assets or the operation of the Business for periods through the Effective Time (except as provided in Section 5.10);
          (ii) any Liability of Sellers under any credit facilities or any security interest related thereto;
          (iii) any Liability with respect to current and former employees of the Business and their dependents and beneficiaries arising or accruing prior to the Effective Time, including any Liability under any Seller Benefit Plan or any Liability relating to payroll, vacation, sick leave, workers’ compensation, unemployment benefits, pension benefits, employee stock option or profit-sharing plans, health care plans or benefits or any other employee plans or benefits of any kind for Sellers’ employees or former employees or both;
          (iv) any Intra-Company Liabilities of Sellers;
          (v) any Liability of Sellers for expenses associated with the Contemplated Transactions;
          (vi) any Liability of Sellers under this Agreement or any Ancillary Agreement;
          (vii) any Liability under any Contract not assumed by Buyer under Section 2.4(a);
          (viii) any Liability under any employment, severance, retention or termination agreement with any Nontransferred Employees of any Sellers or any of its Related Persons;
          (ix) any Liability of any Sellers to any Related Person of such Sellers;
          (x) any Liability to indemnify, reimburse or advance amounts to any officer, director, employee or agent of Sellers or an Affiliate of Sellers;
          (xi) any Environmental Liabilities arising out of or relating to the operation of the Business or Sellers’ leasing, or operation of the Leased Real Property used by the Business prior to the Effective Time;
          (xii) any Liability for the repayment of customer deposits retained by Sellers;
          (xiii) all Liabilities of Sellers to Sellers’ customers in excess of the aggregate amount of $20,000 of Assumed Liabilities under Section 2.4(a)(ii);
          (xiv) any Liability arising as a result of Sellers’ operation of the Business or ownership of the Assets prior to the Effective Time; and
          (xv) any Liability arising at any time as a result of Sellers’ operation of any portion of its business other than the Business or the ownership of any of its assets other than the Assets.
     2.5 ALLOCATION
     Buyer and Sellers shall prepare an allocation of the Purchase Price, the Assumed Liabilities and any capitalized costs among the Assets in accordance with Section 1060 of the

Code and the Treasury Regulations promulgated thereunder (as well as any similar provision of state, local or foreign law, as appropriate) (the “Allocation Schedule”). The Allocation Schedule shall be binding upon Buyer and Sellers. Buyer and Sellers and their Affiliates agree to amend the Allocation Schedule as necessary to reflect the Adjustment Amount (which amendment shall only change the amount allocated to Accounts Receivable or goodwill), and a final Allocation Schedule (the “Final Allocation Schedule”) shall be prepared by Buyer and Sellers within thirty (30) days following the final determination of the Adjustment Amount under Section 2.10. Buyer and Sellers and their Affiliates shall report, act, and file all Tax Returns (including, but not limited to, IRS Form 8594) in all respects and for all purposes consistent with the Final Allocation Schedule. Buyer and Sellers shall each timely and properly prepare, execute, file and deliver all such documents, forms, and other information as either Buyer or Sellers may reasonably request in preparing the Allocation Schedule or the Final Allocation Schedule. Neither Buyer nor Sellers shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Final Allocation Schedule unless required to do so by any applicable Legal Requirement.
     2.6 CLOSING
     Subject to the terms and conditions of this Agreement, the sale and purchase of the Assets and the assumptions of the Assumed Liabilities contemplated hereby shall take place at a closing (the “Closing”) at the offices of Perkins Coie LLP, 1120 N.W. Couch Street, Tenth Floor, Portland, Oregon at 10:00 a.m., local time, on or before January 15, 2007, or at such other time or on such other date or at such other place as the Seller and the Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”). The sale and purchase of the Assets and the assumption by the Buyer of the Assumed Liabilities shall be deemed for all purposes to have taken place as of the Effective Time. Subject to the provisions of Article 8, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.6 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement. In such a situation, the Closing will occur as soon as practicable, subject to Article 8.
     2.7 CLOSING OBLIGATIONS
     In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:
     (a) Sellers shall deliver to Buyer:
     (i) a receipt for the Purchase Price, as adjusted;
     (ii) the “Bill of Sale, Assignment and Assumption Agreement” in the form attached hereto as Exhibit 2.7(a)(ii), and such other instruments executed by the

Sellers as may reasonably be requested by the Buyer to transfer title to the Assets to the Buyer;
     (iii) the “Transition Services Agreement” in the form attached hereto as Exhibit 2.7(a)(iii) executed by Sellers;
     (iv) the “Facilities Maintenance Agreement” in the form attached hereto as Exhibit 2.7(a)(iv) executed by Sellers;
     (v) the “License Agreement” in the form attached hereto as Exhibit 2.7(a)(v) executed by Sellers;
     (vi) the “Sublease of Real Property” in the form to be negotiated in good faith by Sellers and Buyer, executed by Sellers;
     (vii) the “Sublease of Vehicles” in the form to be negotiated in good faith by Sellers and Buyer, executed by Sellers;
     (viii) the “Sublicense of Software” in the form to be negotiated in good faith by Sellers and Buyer, executed by Sellers;
     (ix) assignments of certain Intellectual Property in the form to be negotiated in good faith by Seller and Buyer, executed by Sellers;
     (x) executed counterparts of each other Ancillary Agreement to which the Sellers are a party;
     (xi) the certificates, opinion and other documents required to be delivered pursuant to Section 6.4;
     (xii) such other, bills of sale, assignments, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance reasonably satisfactory to Buyer and its legal counsel and executed by Sellers; and
     (xiii) to the extent requested by Buyer, tax clearance certificates or similar documents required by any taxing authority, as duly executed by each Seller (as necessary).
(b) Buyer shall deliver to Sellers:
(i) Payment of the Purchase Price by wire transfer to an account specified by Sellers in a writing to be delivered to Buyer at least three (3) Business Days prior to the Closing Date;

     (ii) the Bill of Sale, Assignment and Assumption Agreement executed by Buyer and Copy Centers;
     (iii) the Transition Services Agreement executed by Buyer and Copy Centers;
     (iv) the Facilities Maintenance Agreement executed by Buyer and Copy Centers;
     (v) the License Agreement executed by Buyer and Copy Centers;
     (vi) the Sublease of Real Property executed by Buyer and Copy Centers;
     (vii) the Sublease of Vehicles executed by Buyer and Copy Centers;
     (viii) the Sublicense of Software executed by Buyer and Copy Centers;
     (ix) assignments of certain Intellectual Property in the form to be negotiated in good faith by Seller and Buyer, executed by Buyer and Copy Centers;
     (x) executed counterparts of each other Ancillary Agreement to which the Buyer is a party; and
     (xi) the certificates, opinion and other documents required to be delivered pursuant to Section 7.4.
     2.8 LIMITATION ON ASSIGNMENT OF CONTRACTS AND RIGHTS
     Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any claim, contract, license or other agreement or any claim, right or benefit arising thereunder or resulting therefrom if the agreement to assign or attempt to assign, without the consent of a third party, would constitute a breach thereof or in any way adversely affect the rights of Buyer thereunder. Until such consent is obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Sellers or Buyer thereunder so that Buyer would not in fact receive all such rights, Buyer and Sellers will cooperate with each other in any arrangement designed to provide for Buyer the benefits of any such claim, contract, license or other agreement. Any transfer or assignment to Buyer by Sellers of any contract or agreement that requires the consent or approval of any third party shall be made subject to such consent or approval being obtained.
     2.9 ADJUSTMENT AMOUNT AND PAYMENT
     (a) The “Adjustment Amount” will be equal to the amount determined pursuant to Sections 2.9(b), 2.9(c) and 2.9(d), utilizing the “Closing AR Balances,” as determined in accordance with Section 2.10 hereof.

     (b) If the Closing AR Balances are less than $3,760,000, then Sellers shall pay Buyer a cash payment (delivered by wire transfer to the account of Buyer) equal to the positive net difference (if any) determined by subtracting the amount of the Closing AR Balances from the sum of $3,760,000, as an Adjustment Amount.
     (c) If the Closing AR Balances are equal to or greater than $3,760,000, but equal to or less than $3,938,000, then no payment shall be made by Sellers to Buyer, or by Buyer to Sellers, as an Adjustment Amount.
     (d) If the Closing AR Balances are greater than $3,938,000, then Buyer shall pay Sellers a cash payment (delivered by wire transfer to the account of Sellers) equal to the positive net difference (if any) determined by subtracting the sum of $3,938,000 from the amount of the Closing AR Balances, as an Adjustment Amount.
     2.10 ADJUSTMENT PROCEDURE
     (a) “AR Balances” shall mean the total Accounts Receivable attributable to the Business, without any allowance for doubtful accounts.
     (b) Buyer shall prepare the AR Balances as of the Effective Time on the Closing Date (the “Closing AR Balances”) on the same basis and applying the same accounting principles, policies and practices that were historically used by Sellers in the preparation of its financial statements. Buyer shall deliver the Closing AR Balances to Sellers within sixty (60) days following the Closing Date. Sellers and their independent auditors and other Representatives shall have the right to review and verify the Closing AR Balances when received and Buyer shall provide Sellers with access to all related working papers.
     (c) If within thirty (30) days following delivery of the Closing AR Balances Sellers have not given Buyer written notice of their objection as to the Closing AR Balances calculation (which notice shall state the basis of Sellers’ objection), then the Closing AR Balances calculated by Buyer shall be binding and conclusive on the parties and be used in computing the Adjustment Amount.
     (d) If Sellers duly give Buyer such notice of objection, and if Sellers and Buyer fail to resolve the issues outstanding with respect to the Closing AR Balances within thirty (30) days of Buyer’s receipt of Sellers’ objection notice, Sellers and Buyer shall submit the issues remaining in dispute to Ernst & Young LLP, independent public accountants or such other independent accounting firm mutually agreed to by Buyer and Sellers (the “Independent Accountants”), for resolution applying the principles, policies and practices referred to in Section 2.10(b). If issues are submitted to the Independent Accountants for resolution, (i) Sellers and Buyer shall furnish or cause to be furnished to the Independent Accountants such work papers and other documents and information relating to the disputed issues as the Independent Accountants may request and are available to that party or its agents and shall be afforded the opportunity to present to the Independent Accountants any material relating to the disputed issues and to discuss the issues with the Independent Accountants; (ii) the determination by the Independent Accountants, as set forth in a notice to be delivered to both Sellers and Buyer within sixty (60) days of the submission to the Independent Accountants of the issues remaining in dispute, shall be final, binding and conclusive on the parties and shall be used in the calculation of the Closing AR Balances; and (iii) Sellers and Buyer will each bear fifty percent (50%) of the fees and costs of the Independent Accountants for such determination.
3. REPRESENTATIONS AND WARRANTIES OF SELLERS
     Subject to the limitations and exceptions set forth in this Agreement, including, without limitation, in the attached Schedule of Exceptions dated as of the date hereof (the “Schedule of Exceptions”), the Sellers make the following representations and warranties to the Buyer. Notwithstanding references in the Schedule of Exceptions to specific sections of this Agreement, the disclosure of any exception set forth in the Schedule of Exceptions shall be deemed an exception to all representations, warranties and covenants to which such exception may be applicable.
     3.1 ORGANIZATION
     Each Seller is a corporation duly incorporated and validly existing under the laws of the State of Oregon, with full corporate power and authority to conduct its business as it is now being conducted, and to own or use the properties and assets that it purports to own or use.
     3.2 ENFORCEABILITY; AUTHORITY; NO CONFLICT
     (a) The execution, delivery and performance of this Agreement by Sellers have been duly authorized by all necessary corporate action by each Seller. This Agreement has been duly and validly executed and delivered by each Seller and constitutes the legal, valid and binding obligation of each Seller, enforceable against such Seller in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws from time to time in effect which affect creditors’ rights generally, or (b) legal and equitable limitations on the availability of specific remedies.
     (b) The execution and delivery of this Agreement by Sellers, and the consummation of the transactions contemplated hereby and the performance by Sellers of their respective obligations hereunder, does not: (a) violate or conflict with any term, condition or provision of (i) the articles of incorporation or bylaws of either of the Sellers, (ii) any Contract to which either of the Sellers is a party or by which any of their respective properties are bound, or (iii) any Law applicable to either of the Sellers and which violation would, in the case of clauses (ii) and (iii), reasonably be expected to have a Material Adverse Effect; or (b) result in the creation of any Lien upon any of the properties of either of the Sellers or give to others (other than to Buyer) any interest or right in any of their respective properties, including, a right to purchase any of such properties, except where such Lien, right or interest is not reasonably expected to have a Material Adverse Effect. No authorization, consent, or approval of, or filing with, any Governmental Authority is required in connection with the execution and delivery of, or performance by Sellers of their respective obligations under, this Agreement.
     3.3 SUFFICIENCY OF ASSETS
     The Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Business in the manner presently operated by Sellers. All of the assets of Sellers necessary for the conduct of the Business as presently conducted by Sellers are in sufficient condition for their intended use.
     3.4 TITLE TO ASSETS; ENCUMBRANCES
     Seller owns good and transferable title to the Assets (or in the case of leased property, good and valid leasehold interests) free and clear of any Liens other than Permitted Liens.
     3.5 [RESERVED]
     3.6 FINANCIAL STATEMENTS; ARC REPORT
     (a) Sellers will have delivered to Buyer by the Closing Date unaudited balance sheets and income statements for the Business at and for the fiscal years ended December 31, 2003, 2004 and 2005 and the unaudited balance sheet and income statement at and for the nine-month period ended September 30, 2006 (collectively, the “Financial Statements”). The Financial Statements will have been prepared by the management of Sellers on a basis consistent with prior accounting periods, and, as adjusted, will present fairly the financial position of the Business.
     (b) The ARC Report (the “ARC Report”), a copy of which has been delivered to Buyer, is an internal accounting tool utilized by Sellers in assessing the performance of machines in the field. It is not reviewed by Sellers’ auditors, and only measures items of incremental cash flow from machines and transaction locations. The ARC Report is an accurate presentation of the gross number of copies produced by the photocopy machine and the net sales derived from the photocopy machines.
     3.7 ACCOUNTS RECEIVABLE
     All Accounts Receivable arising from the operation of the Business as of the Closing Date represent or will represent valid obligations arising from sales actually made or services actually performed by Sellers consistent with past practices. To Seller’s Knowledge, there is no contest, claim, defense or right of setoff, other than those in the ordinary course of the Business consistent with past practices, under any Seller Contract with any account debtor of an Account Receivable relating to the amount or validity of such Account Receivable.

Schedule 3.7 contains a complete and accurate list of all Accounts Receivable as of September 30, 2006, which list sets forth the aging of each such Account Receivable.
     3.8 TAXES
     (a) The Sellers have filed, or have had filed on their behalf, all Income Tax Returns and other material Tax Returns required to have been filed with respect to the Business or the Assets and have directly, or have had on their behalf, paid, withheld, or made provision for the payment of, all Taxes shown thereon as owing, except where the failure to file such Tax Returns or to pay, withhold or make provision for such Taxes would not have a Material Adverse Effect.
     (b) There have been no waivers or extensions of any statute of limitations filed with any Governmental Authority responsible for assessing or collecting Taxes in respect of any Tax Return of, or which includes, the Sellers, and no agreements to an extension of time with respect to a Tax assessment or deficiency.
     (c) There is no material action, suit, proceeding, investigation, audit, claim or assessment pending with respect to any liability for Tax of the Sellers, or with respect to any Tax Return of the Sellers.
     (d) Taxes which Seller is required by law to withhold or collect have been withheld or collected and have been paid over to the proper governmental entity or are properly held by Seller for such payment, and all withholdings, collections or other payments payable in connection therewith as of September 30, 2006 are fully reflected or disclosed in the financial statements of the Business as of September 30, 2006 included as a part of the unaudited financials as at such dates and for the periods then ended. All such Taxes are and will be so withheld, collected, paid over or held for payment as of the date of this Agreement and the Closing Date.
     (e) Schedule 3.8(e) contains a list of states, territories and jurisdictions (whether foreign or domestic) in which Sellers have filed Tax Returns relating to Taxes of the Business.
     (f) There are no Liens for Taxes on the Assets, except for Permitted Liens.
     (g) There are no Tax sharing or similar arrangements that include any Seller that in any way relates to the Business or the Assets, and Sellers are not liable for the Taxes of any other Person as a transferee, successor, by contract or otherwise
     3.9 NO MATERIAL ADVERSE CHANGE
     Since the date of the Sellers’ most recent periodic report filed with the SEC, there has not occurred any change in the financial condition or results of operations of the Business that has had a Material Adverse Effect.

     3.10 EMPLOYEE BENEFITS
     (a) Set forth on Schedule 3.10(a) is a list of all Benefit Plans that are sponsored, maintained, contributed or required to be contributed to by Sellers for the benefit of current or former employees of the Business (each, a “Seller Benefit Plan”). No Seller Benefit Plan is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code.
     (b) All of the Seller Benefit Plans comply in form and in operation in all material respects with all applicable requirements of Law and each Seller Benefit Plan has been administered in all material respects in accordance with its terms. To the Knowledge of the Sellers, there have been no nonexempt “prohibited transactions” (as described in Section 406 of ERISA and Section 4975 of the Code) with respect to any of the Seller Benefit Plans that could result in a material liability to Buyer.
     (c) With respect to each Benefit Plan sponsored, maintained, contributed to or required to be by the Sellers or any of their ERISA Affiliates that are subject to Title IV or Section 302 or 601 et seq. of ERISA or Section 412 or Section 4980B of the Code, there does not now exist, nor, to Sellers’ Knowledge, do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability (as defined below) that would be a liability of the Buyer following the Closing. “Controlled Group Liability” means any material liability (i) under Title IV or Section 302 of ERISA or Section 412 of the Code or (ii) as a result of the failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and, without limiting the foregoing, neither Sellers nor any ERISA Affiliate has engaged in any transaction described in Section 4069 or 4212 of ERISA. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
     (d) Seller has not incurred any withdrawal liability under Section 4201 of ERISA that could result in any liability to Buyer or Lien on any of the Assets. None of the Assets are subject to any lien relating to any employee benefit plan. Neither Sellers nor any ERISA Affiliate maintains or contributes to or has ever maintained or contributed to a “multiemployer plan” within the meaning of Section 3(37) of ERISA with respect to the Affected Employees.
     (e) To the extent applicable, all Seller Benefit Plans have been operated in material compliance with COBRA.

     3.11 COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS
     The Sellers are currently in compliance with all Laws applicable to the Business, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect. Sellers are in possession of all Governmental Authorizations required under applicable Law for the current operation of the Business and are in compliance with the requirements and limitations included in such Governmental Authorizations, except where the failure to so possess or comply would not reasonably be expected to have a Material Adverse Effect. No Seller has received, at any time since January 1, 2004, any notice from any Governmental Body regarding any actual, alleged or potential violation of, or failure to comply with, any Legal Requirement with respect to the Business or any of the Assets.
     3.12 LEGAL PROCEEDINGS; ORDERS
     There is no ongoing demand, claim, suit, action, arbitration or legal, administrative or other proceeding pending or, to Sellers’ Knowledge, threatened against the Sellers or any of their officers, managers, directors, employees, assets, properties or businesses and relating to the Business or properties of the Sellers that would reasonably be expected to have a Material Adverse Effect or which seeks to enjoin or obtain damages with respect to the consummation of the transactions contemplated hereby. Sellers have made available to Buyer, or will make available prior to the Closing Date, copies of all pleadings, correspondence and other documents relating to each Proceeding listed in Schedule 3.12. There is no Order to which the Business or any of the Assets is subject; and to Seller’s Knowledge, no agent or employee of Seller is subject to any Order that prohibits such agent or employee from engaging in or continuing any conduct, activity or practice relating to the Business. No event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which any Seller (with respect to the Business) or any of the Assets is subject; and no Seller has received, at any time since January 1, 2004, any notice from any Governmental Body regarding any actual, alleged or potential violation of, or failure to comply with, any term or requirement of any Order to which any Seller (with respect to the Business) or any of the Assets is or has been subject.
     3.13 CONTRACTS; NO DEFAULTS
     Set forth on Schedule 3.13 is an accurate and complete list of the Sellers’ Material Contracts. Neither Seller is in receipt of any written claim of breach of any Material Contract that would reasonably be expected to constitute a default by the Seller that is a party thereto and that would reasonably be expected to have a Material Adverse Effect. Each of the Material Contracts is a valid and binding obligation of the Seller that is a party thereto, is in full force and effect, and to Sellers’ Knowledge, is enforceable by the Sellers in accordance with its terms, except (a) for such failures to be valid and binding or in full force and effect or enforceable that would not reasonably be expected to have a Material Adverse

Effect; and (b) as may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws from time to time in effect which affect creditors’ rights generally, or (ii) legal and equitable limitations on the availability of specific remedies. Sellers have also made available to Buyer accurate and complete copies of: (a) each Contract relating to the Business that involves a sharing of profits, losses, costs or liabilities by any Seller with any other Person; (b) each Contract relating to the Business that contains covenants that materially restrict Seller’s Business or that would limit the freedom of Buyer to engage in the Business; (c) each Material Contract relating to the Business that provides for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods; (d) each power of attorney of Sellers relating to the Business or the Assets that is currently effective and outstanding; (e) each Sellers Contract for capital expenditures in excess of $50,000; (f) each written warranty, guaranty and/or other similar undertaking with respect to contractual performance extended by Sellers with respect to the Business other than in the ordinary course of the Business consistent with past practices; and (g) each amendment, supplement and modification (whether oral or written) in respect of any of the foregoing. Furthermore, to the Knowledge of Sellers, each Contract identified or required to be identified in this Section 3.13 and which is to be assigned to or assumed by Buyer under this Agreement is in full force and effect and is valid and enforceable against Sellers in accordance with its terms.
     3.14 ENVIRONMENTAL MATTERS
     To Sellers’ Knowledge:
     (a) Sellers have disclosed and made available to Buyer all material records and correspondence in the possession of Sellers relating to Environmental Matters with respect to the Business;
     (b) Sellers have not received written notice within the last five years alleging that Sellers might be potentially responsible for any material Release of Hazardous Substances with respect to the Business or for any material costs arising under, or material violation of, Environmental Laws with respect thereto; and
     (c) Sellers are not in any material non-compliance with Environmental Laws that would reasonably be expected to result in any material costs under, or material violation of, Environmental Laws.
     3.15 EMPLOYEES
     (a) Schedule 3.15(a) contains a list of the following information for each employee that will be hired by Buyer at the Closing (the “Transferred Employees”): employee identification number; job title; date of commencement of employment; and current compensation.

     (b) Sellers are not a party to a collective bargaining agreement having provisions covering the Transferred Employees and are not currently negotiating such an agreement.
     (c) No complaint against the Sellers is currently pending or, to Sellers’ Knowledge, threatened before the National Labor Relations Board or the Equal Employment Opportunity Commission or before any other analogous entity in the United States
     (d) There are no labor strikes, disputes, requests for representation, slowdowns, or stoppages actually pending or, to the Sellers’ Knowledge, threatened against the Sellers.
     (e) Sellers have made available to Buyer copies of any written material relating to the material personnel policies of the Business.
     (f) Schedule 3.15(f) contains a list of all individuals serving as independent contractors performing material services for the Business, together with each such independent contractor’s title or job description and work location.
     3.16 INTELLECTUAL PROPERTY
     (a) The Sellers own or have the right to use pursuant to valid licenses, sublicenses, agreements or permissions all items of Intellectual Property necessary for the operation of the Business as presently conducted, or where the failure of the Sellers to own or have the right to use such items of Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect.
     (b) Since January 1, 2004, the Sellers have not received any written notice alleging that the Sellers, in the operation of the Business, have infringed upon any intellectual property rights of third parties, except for matters that would not, individually or in the aggregate, have a Material Adverse Effect. To Sellers’ knowledge, since January 1, 2005, no third party has infringed upon any Intellectual Property rights of the Seller that are material to the Business, except for matters that would not, individually or in the aggregate, have a Material Adverse Effect.
     (c) Schedule 3.16(c) identifies each issued patent and each registered trademark, service mark and copyright owned by the Sellers that is used in the Business and identifies each pending patent application or other application for registration that has been made with respect to any Intellectual Property owned by the Sellers that is used in the Business . With respect to each such item of Intellectual Property identified on Schedule 3.16(c), except for matters that would not, individually or in the aggregate, have a Material Adverse Effect:
          (i) the Sellers possess all right, title and interest in and to the item, free and clear of any Lien, except for Permitted Liens; and
          (ii) no proceeding is pending or, to Sellers’ Knowledge, threatened which challenges the legality, validity, enforceability, use or ownership of the item.

     (d) Schedule 3.16(d) identifies each material item of Intellectual Property that any third party owns and that the Sellers use in the Business pursuant to a license, sublicense, agreement or with permission. Sellers have made available to Buyer copies of all such licenses, sublicenses, agreements and permissions, each as amended to date. With respect to each such item identified on Schedule 3.16(d), except for matters that would not, individually or in the aggregate, have a Material Adverse Effect:
          (i) the license, sublicense, agreement or permission covering the item is in full force and effect;
          (ii) neither Seller has received written notice regarding any actual or alleged material breach, violation or failure to comply with any such license, sublicense, agreement or permission;
          (iii) neither Seller has Knowledge of any material breach, violation or failure to comply under any such license, sublicense, agreement or permission by the other party or parties thereto;
          (iv) to Sellers’ Knowledge, no proceeding is pending or threatened which challenges the legality, validity or enforceability of the underlying item of Intellectual Property; and
          (v) Sellers have not granted any sublicense or similar right with respect to the license, sublicense, agreement or permission.
     3.17 BROKERS OR FINDERS
     Except for Allen & Company, the fees and expenses of which shall be the responsibility of Sellers, neither Seller has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the transactions contemplated by this Agreement.
     3.18 BOOKS AND RECORDS
     The books of account and other financial records of Sellers related to the Business, all of which have been made available to Buyer, to the Knowledge of Sellers, are complete and correct and represent actual, bona fide transactions and have been maintained in accordance with sound business practices.
     3.19 INVENTORIES
     All items included in the Inventories consist of a quality and quantity consistent in all material respects with past practices or reasonable future expectations except for obsolete items, slow-moving items and items of below-standard quality. Inventories on hand that were purchased after September 30, 2006 were purchased in the ordinary course of the

Business consistent with past practices or reasonable future expectations at a cost generally not exceeding market prices prevailing at the time of purchase.
     3.20 ABSENCE OF CERTAIN CHANGES AND EVENTS
     Since September 30, 2006, Sellers have conducted the Business only in the ordinary course of the Business consistent with past practices or reasonable future expectations and there has not been any:
          (a) payment (except in the ordinary course of the Business consistent with past practices) or increase by any Seller of any bonuses, salaries or other compensation to any employee of the Business or entry into any employment, severance or similar Sellers Contract with any employee of the Business;
          (b) material damage to or destruction or loss of any Asset, whether or not covered by insurance;
          (c) entry into, termination of or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit or similar Sellers Contract to which any Seller is a party related to the Business or Assets, or (ii) any Contract or transaction involving a total remaining commitment by Sellers of at least $50,000 relating to the Business or Assets;
          (d) sale (other than sales of Inventories in the ordinary course of the Business), lease or other disposition of any Asset or property of any Seller (including the Intellectual Property Assets) or the creation of any Lien (other than a Permitted Lien) on any Asset;
          (e) cancellation or waiver of any claims or rights relating to the Business or the Assets with a value to any Seller in excess of $50,000;
          (f) notification by any significant customer or supplier of the Business of an intention to discontinue or materially change the terms of its relationship with Sellers;
          (g) material change in the accounting methods used by any Seller, which relates to the Business or the Assets; or
          (h) Contract entered into by Sellers to do any of the foregoing.
     3.21 INSURANCE
     Schedule 3.21 of this Agreement sets forth a list of all policies of liability, theft, fidelity, life, fire, product liability, workmen’s compensation, health and any other insurance maintained by, or on behalf of, the Sellers with respect to the Business (specifying the insurer, amount of coverage and type of insurance). Each such insurance policy identified therein is and shall remain in full force and effect with respect to the Business until, and on and as of, the Closing Date. Schedule 3.21(a) describes, with respect to the Business or Assets (i) any self-insurance arrangement by or affecting any Seller, including any reserves established thereunder, and (ii) all obligations of any Seller to provide insurance coverage to third parties (for example, under leases or service agreements) and identifies the policy under which such coverage is provided.
     3.22 FULL DISCLOSURE
     Except as would not be reasonably expected to have a Material Adverse Effect, Sellers have not failed to disclose to Buyer any facts which a prudent person would consider to be material to the Business and its results of operations and financial condition, the Assets or the Assumed Liabilities. To the Knowledge of Sellers, no representation or warranty by Sellers contained in this Agreement and no statement contained in any document (including the Financial Statements and the Schedules), certificate, or other writing furnished or to be furnished by Sellers to Buyer or any of its representatives pursuant to the provisions of this Agreement or in connection with the transactions contemplated hereby contains or will contain any untrue statement of fact or omits or will omit to state any fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading, other than as would not be reasonably expected to have a Material Adverse Effect.
     3.23 SOLVENCY
     Immediately after giving effect to the transactions contemplated by this Agreement, Sellers and their respective subsidiaries shall be able to pay their respective debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay their respective debts. Immediately after giving effect to the transactions contemplated by this Agreement, Sellers and their respective subsidiaries shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement in order to effect the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Sellers.
     3.24 NO OTHER REPRESENTATIONS
     Except for the representations and warranties of Sellers expressly set forth in this Agreement, neither of Sellers nor any other Person makes any other express or implied representation or warranty on behalf of Sellers, in respect of Sellers, the Business, the Assets and Liabilities or otherwise.

4. REPRESENTATIONS AND WARRANTIES OF BUYER AND COPY CENTERS
     Buyer and Copy Centers represent and warrant to Sellers as follows:
     4.1 ORGANIZATION
     Buyer and Copy Centers are each limited liability companies duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to conduct their respective business as it is now being conducted, and to own or use the properties and assets that it purports to own or use.
     4.2 AUTHORITY; NO CONFLICT
     (a) The execution, delivery and performance of this Agreement by Buyer and Copy Centers have been duly authorized by all necessary action by Buyer and Copy Centers, respectively. This Agreement has been duly and validly executed and delivered by Buyer and Copy Centers, and constitutes the legal, valid and binding obligation of Buyer and Copy Centers, enforceable against Buyer and Copy Centers in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws from time to time in effect which affect creditors’ rights generally, or (b) legal and equitable limitations on the availability of specific remedies.
     (b) The execution and delivery of this Agreement by Buyer and Copy Centers and the consummation of the transactions contemplated hereby and the performance by Buyer and Copy Centers of its obligations hereunder does not violate or conflict with any term, condition or provision of (i) the operating agreement or other organizational documents of Buyer or Copy Centers, (ii) any Contract to which Buyer and Copy Centers is a party or by which any of its properties are bound, or (iii) any Law applicable to Buyer and Copy Centers. No authorization, consent, or approval of, or filing with, any Governmental Authority is required in connection with the execution and delivery of, or performance by Buyer and Copy Centers of its obligations under this Agreement.
     4.3 CERTAIN PROCEEDINGS
     There is no pending Proceeding that has been commenced against Buyer or Copy Centers and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. To Buyer’s Knowledge, no such Proceeding has been threatened.
     4.4 BROKERS OR FINDERS
     Neither Buyer nor Copy Centers has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the purchase of transactions contemplated by this Agreement.

     4.5 KNOWLEDGE
     Neither Buyer nor Copy Centers has any Knowledge of any breach of, or inaccuracy in, any of the representations, warranties, covenants or agreements of Sellers set forth in this Agreement.
     4.6 AVAILABLE FUNDS; COMMITMENT LETTER
     Attached as Exhibit 4.6 is a complete and accurate copy of the commitment letter (the “Commitment Letter”) executed by the financing sources thereto, pursuant to which those financing sources have committed, subject only to the terms and conditions set forth in the Commitment Letter, to provide the financing to consummate the purchase of the Assets and the assumption of the Assumed Liabilities in accordance with this Agreement (the “Financing”). Buyer and Copy Centers have the financial ability to consummate the transactions contemplated by this Agreement, including, without limitation, the ability to make all payments due in accordance with the terms hereof. The obligation to fund the Financing under the Commitment Letter is not subject to any condition other than as set forth in the Commitment Letter. The Commitment Letter is in full force and effect; all commitment fees required to be paid thereunder have been paid in full or will be duly paid in full if and when due; and the Commitment Letter has not been amended or terminated. Neither Buyer nor Copy Centers has any reason to believe that any condition to the Commitment Letter that is within its control will not be satisfied or waived prior to Closing. As of the Closing, Buyer and Copy Centers will have received cash in an aggregate amount sufficient to pay all amounts required to be paid by it in connection with the Closing, including the Purchase Price and all payments, fees and expenses related to or arising out of the acquisition of the Purchased Interests (the “Required Cash Amount”).
     4.7 INDEPENDENT INVESTIGATION
     In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, other than reliance on the representations, warranties, covenants and obligations of Sellers set forth in this Agreement, Buyer and Copy Centers have relied solely on their own independent investigation, analysis and evaluation of the Business and Assets (including Buyer’s and Copy Centers’ own estimate and appraisal of the value, financial condition, operations and prospects of the Business).
     4.8 SOLVENCY
     Immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by Buyer and Copy Centers, Buyer, Copy Centers and their respective subsidiaries shall be able to pay their respective debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay their respective debts. Immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by Buyer and Copy Centers in order to give effect to the transactions contemplated by this Agreement, Buyer, Copy Centers and their respective subsidiaries shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement and the closing of any financing to be obtained by Buyer and Copy Centers in order to effect the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer or Copy Centers.
5. COVENANTS
     5.1 CONDUCT OF BUSINESS PRIOR TO THE CLOSING
     (a) The Sellers covenant and agree that, between the date hereof and the Closing Date, it shall, except as set forth in Schedule 5.1, conduct the Business in the ordinary course and consistent with its prior practice in all material respects.
     (b) The Sellers covenant and agree that, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld), it shall not, prior to the Closing, (i) materially change its accounting methods, principles or practices; (ii) sell, transfer or otherwise dispose of any of the Assets, other than inventory in the ordinary course of business; (iii) create, or permit to be created, any Lien on any of the Assets, other than Permitted Liens; (iv) establish or materially increase any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or otherwise increase the compensation payable or to become payable to any officers or key employees of the Business, except in the ordinary course of business consistent with past practice; (v) enter into any employment or severance agreement with any employee of the Business or establish, adopt, enter into or amend any collective bargaining agreement covering employees of the Business, except in the ordinary course of business consistent with past practice; (vi) violate any material Legal Requirement or material contractual obligation applicable to the operation of the Business.
     5.2 ACCESS AND INVESTIGATION
     (a) From the date hereof until the Closing, upon reasonable notice, the Sellers shall (i) afford the officers, employees and authorized agents and representatives of the Buyer reasonable access, during normal business hours, to the offices, properties, books and records of the Sellers relating to the Assets, the Assumed Liabilities and the Business and (ii) furnish to the officers, employees and authorized agents and representatives of the Buyer such additional information regarding the Assets, the Assumed Liabilities and the Business as the Buyer may from time to time reasonably request; furnish Buyer with such additional financial, operating and other relevant data and information regarding the Business and Assets as Buyer may reasonably request; (d) afford the Buyer with reasonable access to the employees of the Business and to the customers and clients of the Business; and (e) otherwise cooperate and assist, to the extent reasonably requested by Buyer, with Buyer’s investigation of the properties, assets and financial condition related to the Business and Assets; provided, however, that such investigation shall be conducted in a manner so as not to interfere unreasonably with the business or operations of the Sellers.
     (b) In order to facilitate the resolution of any claims made by or against or incurred by the Sellers, or Buyer as the case may be, with respect to the period prior to the Closing, after the Closing, upon reasonable notice, the Buyer, or Sellers as the case may be, shall (i) afford the officers, employees and authorized agents and representatives of the Sellers, or Buyer as the case may be, reasonable access, during normal business hours, to the offices, properties, books and records of the Buyer relating to the Assets, the Assumed Liabilities and the Business, (ii) furnish to the officers, employees and authorized agents and representatives of the Sellers, or Buyer as the case may be, such additional financial and other information regarding the Assets, the Assumed Liabilities and the Business as the Seller, or the Buyer as the case may be, may from time to time reasonably request and (iii) make available to the Sellers, or the Buyer as the case may be, the employees of the Buyer, or Sellers as the case may be, whose assistance, testimony or presence is necessary to assist the Sellers, or Buyer as the case may be, in evaluating any such claims and in defending such claims, including the presence of such persons as witnesses in hearings or trials for such purposes; provided, however, that such investigation shall be conducted in a manner so as not to interfere unreasonably with any of the businesses or operations of the Buyer, or Sellers as the case may be.
     5.3 BOOKS AND RECORDS
     If, in order properly to prepare documents required to be filed with Governmental Authorities or its financial statements, it is necessary that either party hereto or any successors be furnished with additional information relating to the Assets, the Assumed Liabilities or the Business, and such information is in the possession of the other party hereto, such other party agrees to use its best efforts to furnish such information to such party, at the cost and expense of the party being furnished such information.
     5.4 CONFIDENTIALITY
     The terms of the agreement dated as of August 1, 2006 (the “Confidentiality Agreement”) between the Sellers and the Buyer are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the Buyer under this Section shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect.

     5.5 APPROVALS AND CONSENTS
     The Sellers and the Buyer will use their reasonable best efforts to obtain all Governmental Authorizations that may be or become necessary for their respective execution and delivery of, and the performance of their respective obligations pursuant to, this Agreement, the Ancillary Agreements and the Contemplated Transactions and will cooperate fully with each other in promptly seeking to obtain all such authorizations, consents, orders and approvals. Sellers shall cooperate with Buyer in obtaining all Material Consents.
     5.6 NO NEGOTIATION
     Until such time as this Agreement shall be terminated pursuant to Section 8.1, Sellers shall not directly or indirectly solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to or consider the merits of any inquiries or proposals from any Person (other than Buyer) relating to any business combination transaction involving the Business.
     5.7 USE OF NAME
     Sellers will license Buyer to use the name “TRM Copy Centers Corporation” or TRM Copy Centers, LLC, and such other related intellectual property, royalty free, pursuant to the terms of the License Agreement to be entered into at Closing.
     5.8 BULK SALES LAWS
     Buyer and Sellers hereby waive compliance with the bulk-transfer provisions of the Uniform Commercial Code (or any similar law) (“Bulk Sales Laws”) in connection with the Contemplated Transactions. Nothing in this Section 5.8 will stop or prevent either Buyer or Sellers from asserting as a bar or defense to any proceeding brought under the bulk sales law that such law does not apply to the Contemplated Transactions under this Agreement.
     5.9 EMPLOYEES AND EMPLOYEE BENEFITS
     The Buyer agrees to provide all of the Transferred Employees of the Business (as identified on Schedule 3.15(a)) with salaries and employee benefits that in the aggregate are not less favorable, in the aggregate, than those provided to such employees by the Sellers immediately prior to the Closing. To the extent that service is relevant for purposes of eligibility, vesting or benefit accrual under any employee benefit plan, program or arrangement established or maintained by the Buyer for the benefit of its employees (each, a “Buyer Benefit Plan”), such plan, program or arrangement shall credit such employees of the Business for service on or prior to the Closing with the Sellers and their ERISA Affiliates. Each Buyer Benefit Plan that is an “employee welfare benefit plan,” as defined in Section 3(1) of ERISA, extended to employees of the Business hired by the Buyer (i) shall waive any and all preexisting condition limitations and exclusions and any and all eligibility waiting periods with respect to each such employee and his or her spouse and dependents, and (ii) shall recognize for purposes of annual deductible and out-of-pocket limits under any group health plan (including, without limitation, any medical, prescription drug, vision and dental plans) any deductible and out-of-pocket expenses paid by such employees and his or her spouse and dependents under the corresponding Seller Benefit Plan during the calendar year containing the Closing Date, to the extent allowable by the Buyer Benefit Plan provider.
     5.10 TAXES
     (a) Buyer shall provide Sellers with such resale exception certificates as the Sellers shall reasonably request.
     (b) Buyer shall be liable for any and all sales, transfer, business and occupation, stamp and similar Taxes, levies, charges and fees incurred by the Buyer as a result of the transactions contemplated by this Agreement. Buyer and the Sellers shall cooperate in the filing of all necessary documentation and all Tax returns, reports and forms with respect to such Taxes, levies, charges and fees.
     (c) All personal property taxes attributable to the Assets that are due after the Closing Date shall be prorated between Sellers and Buyer as of the Closing Date.
     5.11 NONCOMPETITION; NONSOLICITATION
     (a) For a period of three (3) years after the Closing Date, Sellers shall not, anywhere in the United States, directly or indirectly own, manage, operate, or control any Person engaged in or planning to become engaged in a business that would compete directly with the Business, provided, however, that Seller may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of the securities of any Person (but may not otherwise participate in the activities of such Person) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Exchange Act.
     (b) For a period of three (3) years after the Closing Date, neither Buyer, Copy Centers nor either of their Affiliates shall use any of the Assets acquired under this Agreement, anywhere in the United States, to directly or indirectly own, manage, operate, or control any Person engaged in or planning to become engaged in a business that would compete directly with the automated teller machine business of Sellers, provided, however, that Buyer, Copy Centers and their respective Affiliates may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of the securities of any Person (but may not otherwise participate in the activities of such Person) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Exchange Act.

     (c) Sellers, Buyer and Copy Centers mutually covenant and agree that they shall not (and shall assure that none of their respective Affiliates), directly or indirectly, for a period from the date hereof until eighteen (18) months after the Closing Date solicit to hire or hire, any employee of the other or any of the other’s Affiliates; provided, however, that the foregoing shall not prohibit Buyer or Copy Centers from hiring any of the employees contemplated by this Agreement; and provided further that nothing in this Section shall prohibit Sellers, Buyer or Copy Centers, or their respective Affiliates, from employing (i) any person who contacts them on his or her own initiative; (ii) any person who responds to a general solicitation or advertisement by Sellers, Buyer or Copy Centers or their respective Affiliates, or (iii) any person whose hiring would otherwise violate the provisions of this Section, if the party hereto with standing to object to such hiring shall waive the violation in a writing signed by a representative of such party.
     5.12 BEST EFFORTS TO OBTAIN FINANCING
     Buyer and Copy Centers shall use their best efforts to complete the Financing and satisfy its obligations under the Commitment Letter in accordance with and by the date specified in the terms and conditions of the Commitment Letter. Buyer and Copy Centers shall keep Sellers informed of all material developments, positive and negative, concerning the status of the Financing described in the Commitment Letter. Without limiting the foregoing, Buyer and Copy Centers agree to notify Sellers promptly, and in any event within two (2) calendar days, if at any time prior to the Closing (i) the Commitment Letter shall have expired or be terminated for any reason, (ii) any financing source that is a party to the Commitment Letter notifies Buyer or Copy Centers that such source no longer intends to provide financing to Buyer or Copy Centers on the terms set forth therein, or (iii) Buyer and Copy Centers no longer believes in good faith, subject to receipt of the Financing, that it will be able to obtain the Required Cash Amount. Neither Buyer nor Copy Centers shall amend or alter, or agree to amend or alter, any Commitment Letter in any manner that could be expected to impair, delay or prevent the transactions contemplated by this Agreement, without the prior written consent of Sellers. If the Commitment Letter shall be terminated or modified in a manner materially adverse to Buyer’s or Copy Centers’ ability to consummate the transactions contemplated by this Agreement for any reason, Buyer and Copy Centers shall use their best efforts to obtain alternative financing as promptly as practical in any amount that, together with existing cash resources, will equal the Required Cash Amount. If obtained, Buyer and Copy Centers will provide Sellers with a copy of the new financing commitment letter.
     5.13 COOPERATION IN TRANSITION
     The parties to this Agreement agree that Sellers, Buyer and Copy Centers will need to work together prior to the Closing to prepare for appropriate transition of operations and support provided by Sellers to Buyer and Copy Centers. In furtherance thereof, Sellers, Buyer and Copy Centers shall reasonably cooperate and assist and facilitate the analysis and preparation for the conversion of the systems data, information and functionality Sellers’

operating systems and applications to Buyer’s operating systems and applications, with the goal of entering into the Transition Services Agreement at Closing.
     5.14 FURTHER ASSURANCES
     The parties shall cooperate reasonably with each other in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.
     5.15 OPERATION OF THE BUSINESS
     Between the date of this Agreement and the Closing, with respect to the Business and Assets, unless Buyer or Copy Centers otherwise consents in writing, Seller shall:
          (a) conduct the Business only in the ordinary course of business consistent with past practices or reasonable future expectations;
          (b) without making any commitment on Buyer’s behalf, use its best efforts to preserve intact the current Business organization, keep available the services of its employees and agents and maintain its relations and good will with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with it;
          (c) make no material changes in management personnel of the Business;
          (d) maintain the Assets in a state of repair and condition that complies with Legal Requirements and is consistent with the requirements and normal conduct of the Business;
          (e) use its best efforts to keep in full force and effect, without amendment, all material rights relating to the Business;
          (f) comply with all Legal Requirements and use its best efforts to comply with all contractual obligations applicable to the operations of the Business;
          (g) continue in full force and effect the insurance coverage under the policies set forth in Schedule 3.21 or substantially equivalent policies; and
          (h) maintain all books and records of Sellers relating to the Business in the ordinary course of the Business consistent with past practices.

     5.16 CUSTOMER AND OTHER BUSINESS RELATIONSHIPS
     For a period of three months after the Closing Date, Sellers will cooperate with Buyer and Copy Centers in their efforts to continue and maintain for the benefit of Buyer and/or Copy Centers those business relationships of such Sellers with customers and suppliers existing prior to the Closing and relating to the Business after the Closing. Sellers shall refer to Buyer and/or Copy Centers all inquiries relating to the Business.
     5.17 NEGOTIATION OF ADDITIONAL AGREEMENTS
     On or before the Closing Date, the parties shall negotiate in good faith to enter into the following agreements on the Closing Date:
          (a) The Sellers, Buyer and Copy Centers shall enter into a Sublease of Real Property relating to the sublease from Sellers of up to 10,000 square feet of space in Building 10 located at 5208 NE 122nd Avenue, Portland, OR 97230-1074 in Portland, Oregon and leased by Sellers from PacTrust (the “Landlord”). The Sublease of Real Property shall contain the usual and customary terms and provisions, and shall provide for the following:
               (i) The monthly rental shall be equal to $.33 per square foot of warehouse space.
               (ii) The monthly rental shall be equal to $.73 per square foot of office space.
               (iii) Common area charges shall be passed through from Landlord by Sellers to Buyer.
               (iv) The buildout of office space shall be made available to Buyer at the expense of Landlord at a cost not to exceed $25,000.
               (v) The term of the Sublease of Real Property shall be co-terminus with the Sellers’ lease from Landlord.
               (vi) The Sublease of Real Property shall be subject to the consent of Landlord.
          (b) The Sellers, Buyer and Copy Centers shall enter into a Sublease of Vehicles, whereby Buyer and Copy Centers shall assume all of Sellers’ financial obligations relating to certain motor vehicles leased by Sellers under the terms of the Lease Agreement, dated March 17, 1999 between US Fleet Leasing (“US Fleet”), a unit of Associates Leasing, Inc. and TRM Corporation (the “Lease Agreement”). The Sublease of Vehicles shall contain the usual and customary terms and provisions, and shall provide for the following:

               (i) Buyer shall maintain the level of insurance required under the terms of the Lease Agreement, but not less than the level of insurance actually maintained by TRM for the motor vehicles. The insurance policies shall name Sellers as additional insureds during the full term of the Sublease of Vehicles, and, if any insured claims are pending at the expiration or termination of the term of the Sublease of Vehicles, beyond such date throughout the pendency of the claims.
               (ii) Buyer shall agree in the Sublease of Vehicles to indemnify Sellers, without limitation, for any and all damages suffered by Sellers as a result of the use of the motor vehicles under the Sublease of Vehicles.
               (iii) If necessary, the Sublease of Vehicles shall be subject to the consent of the lessor under the Lease Agreement.
               (iv) The Sublease of Vehicles shall set forth the monthly sublease fee to be paid to Sellers thereunder. Buyer and Copy Centers may apply as a credit against the monthly sublease fee the previously unapplied portion of the breakage fee that would have been due under the Lease Agreement had the vehicles been returned to US Fleet on January 15, 2007.
          (c) The Sellers, Buyer and Copy Centers shall enter into a Sublicense of Software relating to the sublicense from Sellers of certain software licensed to Sellers by Good Technology, Inc. and Microsoft, Inc.
6. CONDITIONS PRECEDENT TO BUYER’S AND COPY CENTERS’ OBLIGATION TO CLOSE
     Buyer’s and Copy Centers’ obligation to purchase the Assets and to take the other actions required to be taken by Buyer and Copy Centers at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer or Copy Centers, in whole or in part):
     6.1 ACCURACY OF REPRESENTATIONS
     The representations and warranties of Sellers set forth in this Agreement that are qualified as to materiality will be true and correct and any representations and warranties of Seller set forth in this Agreement that are not so qualified will, in each case, be true and correct in all material respects.
     6.2 SELLERS’ PERFORMANCE
     Sellers shall have in all material respects performed and complied with all of its covenants and obligations contained in this Agreement to be performed and complied with by them on or prior to the Closing Date.

     6.3 CONSENTS
     Each of the Consents identified in Schedule 6.3 (the “Material Consents”) shall have been obtained and shall be in full force and effect.
     6.4 ADDITIONAL DOCUMENTS
     Sellers shall have caused the documents and instruments required by Section 2.7(a) and the following documents to be delivered (or tendered subject only to Closing) to Buyer:
     (a) releases of all Liens on the Assets, other than Permitted Liens; and
     (b) a certificate from each of the Sellers signed on behalf of such Seller by an authorized officer of such Seller to the effect set forth in Sections 6.1 and 6.2.
     6.5 NO PROCEEDINGS
     Since the date of this Agreement, there shall not have been commenced or threatened against Buyer or Copy Centers any Proceeding (a) involving any challenge to, or seeking Damages or other relief in connection with, any of the Contemplated Transactions or (b) that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on or otherwise interfering with any of the Contemplated Transactions.
     6.6 ASSIGNMENT OF MATERIAL CONTRACTS
     The parties shall obtain the necessary consents to the assignment of all of the Material Contracts from Sellers to Buyer or Copy Centers, unless such consents are waived in writing by Buyer or Copy Centers.
     6.7 DELIVERY OF FAIRNESS OPINION
     Buyer and/or Copy Centers shall have received a fairness opinion from Allen & Company, which shall be customary for transactions of similar types and reasonably satisfactory to Buyer and/or Copy Centers, relating to the fairness of the Contemplated Transactions.
     6.8 DELIVERY OF TRM LENDERS’ CONSENTS
     Buyer and/or Copy Centers shall have received a copy of the consent or consents of the lenders under (a) the Amended and Restated Second Lien Loan Agreement, dated as of November 20, 2006, among TRM Corporation, TRM ATM Corporation and TRM Copy Centers (USA) Corporation as Borrowers, certain subsidiaries of the Borrowers as the Guarantors, Wells Fargo Foothill, Inc., as Administrative Agent and lender, and other lenders, and (b) the Credit Agreement, dated as of June 6, 2006, as amended on November 20, 2006, among TRM Corporation, TRM ATM Corporation and TRM Copy

Centers (USA) Corporation as Borrowers, certain subsidiaries of the Borrowers as the Guarantors, Wells Fargo Foothill, Inc., as Administrative Agent and lender, and other lenders, which shall approve and consent to the Contemplated Transactions and agree to the release of any Liens in the Assets (the “TRM Lenders’ Consents”).
7. CONDITIONS PRECEDENT TO SELLERS’ OBLIGATION TO CLOSE
     Sellers’ obligation to sell the Assets and to take the other actions required to be taken by Sellers at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Sellers in whole or in part):
     7.1 ACCURACY OF REPRESENTATIONS
     The representations and warranties of Buyer and Copy Centers set forth in this Agreement that are qualified as to materiality will be true and correct and any representations and warranties of Buyer and Copy Centers set forth in this Agreement that are not so qualified will, in each case, be true and correct in all material respects.
     7.2 BUYER’S PERFORMANCE
     Buyer and Copy Centers shall have in all material respects performed and complied with all of their respective covenants and obligations contained in this Agreement to be performed and complied with by them on or prior to the Closing Date.
     7.3 CONSENTS
     Each of the Consents identified in Schedule 7.3 shall have been obtained and shall be in full force and effect.
     7.4 ADDITIONAL DOCUMENTS
     Buyer shall have caused the documents and instruments required by Section 2.7(b) and a certificate from Buyer and Copy Centers signed by an authorized officer of Buyer and Copy Centers to the effect set forth in Sections 7.1 and 7.2.
     7.5 NO PROCEEDINGS
     Since the date of this Agreement, there shall not have been commenced or threatened against Sellers any Proceeding (a) involving any challenge to, or seeking Damages or other relief in connection with, any of the Contemplated Transactions or (b) that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on or otherwise interfering with any of the Contemplated Transactions.

     7.6 ASSIGNMENT OF MATERIAL CONTRACTS
     The parties shall obtain the consents (if required under the Material Contracts) to the assignment of all of the Material Contracts from Sellers to Buyer, unless such consents are waived in writing by Sellers.
     7.7 DELIVERY OF TRM LENDERS’ CONSENTS
     Sellers shall have received a copy of the TRM Lenders’ Consents.
8. TERMINATION
     8.1 TERMINATION EVENTS
     By notice given prior to or at the Closing, subject to Section 8.2, this Agreement may be terminated as follows:
     (a) by Buyer if a material breach of any provision of this Agreement has been committed by Sellers and such breach has not been waived by Buyer, and the breach has continued without cure for a period of ten (10) Business Days after the notice of breach;
     (b) by any Seller if a material breach of any provision of this Agreement has been committed by Buyer and such breach has not been waived by such Seller, and the breach has continued without cure for a period of ten (10) Business Days after the notice of breach;
     (c) by Buyer if any condition in Article 6 has not been satisfied as of the date specified for Closing in the first sentence of Section 2.6 or if satisfaction of such a condition by such date is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement), and Buyer has not waived such condition on or before such date;
     (d) by any Seller if any condition in Article 7 has not been satisfied as of the date specified for Closing in the first sentence of Section 2.6 or if satisfaction of such a condition by such date is or becomes impossible (other than through the failure of Sellers to comply with their obligations under this Agreement), and such Seller has not waived such condition on or before such date;
     (e) by mutual consent of Buyer and Sellers;
     (f) by Buyer if the Closing has not occurred on or before January 31, 2007, or such later date as the parties may agree upon in writing, unless the Buyer is in material breach of this Agreement; or

     (g) by either Seller if the Closing has not occurred on or before January 31, 2007, or such later date as the parties may agree upon in writing, unless the Sellers are in material breach of this Agreement.
     8.2 EFFECT OF TERMINATION
     Each party’s right of termination under Section 8.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 8.1, all obligations of the parties under this Agreement will terminate, except that the obligations of the parties in this Section 8.2, Article 10 and the Confidentiality Agreement will survive, provided, however, that, if this Agreement is terminated because of a breach of this Agreement by the nonterminating party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.
9. SURVIVAL; INDEMNIFICATION; REMEDIES
     9.1 SURVIVAL
     The representations, warranties, covenants and agreements contained in this Agreement shall survive the consummation of the transactions contemplated hereby solely for purposes of this Article 9 as follows: (i) the representations and warranties contained in this Agreement shall survive for eighteen (18) months following the Closing; provided, that the (a) the representations and warranties set forth in (a) Sections 3.1, 3.2, 4.1 and 4.2 shall survive the Closing without limitation, (b) Sections 3.8, 3.10, and 3.15 shall survive for 90 days following the expiration of any statutes of limitation under applicable law, and (c) Section 3.14 shall survive for three years (the period during which the representations and warranties shall survive being referred to herein with respect to such representations and warranties as the “Survival Period”), and shall be effective with respect to any inaccuracy therein or breach thereof (and a claim for indemnification under Article 9 hereof may be made thereon) if a written notice asserting the claim and specifying the factual basis of the claim in reasonable detail to the extent then known by the notifying party shall have been given within the Survival Period with respect to such matter. Any claim for indemnification made during the Survival Period shall be valid and the representations and warranties relating thereto shall remain in effect for purposes of such indemnification notwithstanding such claim may not be resolved within the Survival Period; and (ii) any covenants contained in this Agreement shall survive the Closing in accordance with their respective terms.
     9.2 INDEMNIFICATION BY SELLERS
     (a) Subject to the limitations set forth in this Article 9, from and after the Closing, Sellers agree to indemnify Buyer, its Affiliates and any of its respective agents, employees,

officers and directors (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”), against, and agrees to hold Buyer Indemnified Parties harmless from, any and all losses, costs, damages, penalties, fines, liabilities and expenses (including reasonable legal fees and expenses) (collectively, “Damages”) incurred or sustained by any Buyer Indemnified Party to the extent arising out of:
          (i) any breach of any representation or warranty by Sellers contained herein;
          (ii) a breach by Sellers of any covenant or other agreement contained herein; and
          (iii) any Retained Liabilities.
     (b) The aggregate indemnification obligation for Damages under Section 9.2(a) shall not exceed $1,750,000; provided, however, that the application of the limitations set forth in this Section 9.2(b) shall not apply to any Damages arising from any third party claims against Buyer Indemnified Parties with respect to Retained Liabilities; and provided further that this limitation shall not apply to breaches of Section 3.1, 3.2, 3.8, 3.10 and 3.15 (a “Sellers Fundamental Representation”).
     9.3 INDEMNIFICATION BY BUYER
     (a) From and after the Closing, Buyer agrees to indemnify Sellers, their Affiliates and any of their respective agents, employees, officers, managers, and directors (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) against, and agrees to hold Seller Indemnified Parties harmless from, any and all Damages incurred or sustained by any Seller Indemnified Party to the extent arising out of any of the following:
          (i) any breach of any representation or warranty by Buyer contained herein; and
          (ii) a breach by Buyer of any covenant or other agreement contained herein; and
          (iii) any Assumed Liabilities.
     (b) The aggregate indemnification obligation for Damages under Section 9.3(a) shall not exceed $1,750,000; provided, however, that the application of the limitations set forth in this Section 9.3(b) shall not apply to any Damages arising from any third party claims against Buyer Indemnified Parties with respect to Assumed Liabilities; and provided further that this limitation shall not apply to breaches of Section 4.1 or 4.2 (a “Buyer Fundamental Representation”).

     9.4 DEDUCTIBLE
     (a) No claim for Damages arising out of any breach shall be made under Sections 9.2(a)(i) and/or (ii) or 9.3(a)(i) and/or (ii) unless the aggregate amount of Damages for which claims are made under Sections 9.2(a)(i) and/or (ii) or 9.3(a)(i) and/or (ii) exceeds $200,000 (the “Deductible”), in which case, Buyer Indemnified Parties, or Seller Indemnified Parties as the case may be, shall be entitled to seek compensation only for Damages in excess of such amount, subject to Section 9.2(b) or Section 9.3(b); provided, however, that the application of the Deductible shall not apply to any Damages arising from any third party claim against Buyer Indemnified Parties with respect to Retained Liabilities, and from any claim against Seller Indemnified Parties with respect to Assumed Liabilities, or with respect to a breach of a Sellers Fundamental Representation or a Buyer fundamental Representation.
     (b) Notwithstanding anything contained in this Agreement to the contrary, Sellers, or Buyer as the case may be, shall have no obligation to provide indemnification pursuant to Sections 9.2(a)(i) and/or (ii) or 9.3(a)(i) and/or (ii) (and no amount shall be deducted from the Deductible) with respect to any individual claim for indemnification by the Buyer Indemnified Parties, Seller Indemnified Parties as the case may be, except to the extent that the amount of indemnification to which the Buyer Indemnified Parties, or Seller Indemnified Parties as the case may be, shall have become entitled to under Section 9.2 or Section 9.3 as the case may be, with respect to such individual claim for indemnification shall exceed $25,000, in which event all amounts with respect to such individual claim, shall be applied against the Deductible, and if and when such Deductible is exceeded, Sellers, or Buyer as the case may be, shall be obligated, subject to the other provisions of this Article 9 (including, without limitation, Section 9.4(a)), to provide indemnification with respect to such individual claim.
     9.5 NET LOSSES; SUBROGATION; MITIGATION
     (a) Notwithstanding anything contained herein to the contrary, the amount of any Damages incurred or suffered by an Indemnified Party shall be calculated after giving effect to (i) any insurance proceeds received by the Indemnified Party (or any of its Affiliates) with respect to such Damages, (ii) any Tax Advantage realized by the Indemnified Party (or any of its Affiliates) arising from the facts or circumstances giving rise to such Damages, and (iii) any recoveries obtained by the Indemnified Party (or any of its Affiliates) from any other third party. Each Indemnified Party shall exercise reasonable best efforts to obtain such proceeds, benefits and recoveries. If any such proceeds, benefits or recoveries are received by an Indemnified Party (or any of its Affiliates) with respect to any Damages after an Indemnifying Party has made a payment to the Indemnified Party with respect thereto, the Indemnified Party (or such Affiliate) shall pay to the Indemnifying Party the amount of such proceeds, benefits or recoveries (up to the amount of the Indemnifying Party’s payment).
     (b) Upon making any payment to an Indemnified Party in respect of any Damages, the Indemnifying Party shall, to the extent of such payment, be subrogated to all rights of the Indemnified Party (and its Affiliates) against any third party in respect of the Damages to which such payment relates. Such Indemnified Party (and its Affiliates) and Indemnifying Party shall execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.
     (c) Buyer and Sellers shall use reasonable best efforts to mitigate any Damages, whether by asserting claims against a third party or by otherwise qualifying for a benefit that would reduce or eliminate an indemnified matter; provided, that no party shall be required to use such efforts if they would be demonstrably detrimental in any material respect to such party.
     9.6 CLAIMS
     As promptly as is reasonably practicable after becoming aware of a claim for indemnification under this Agreement that does not involve a third party claim, the Indemnified Party shall give notice to the Indemnifying Party of such claim, which notice shall, to the extent such information is reasonably available, specify in reasonable detail the facts alleged to constitute the basis for such claim, the representations, warranties, covenants and obligations alleged to have been breached and the amount that the Indemnified Party seeks hereunder from the Indemnifying Party, together with such information, to the extent such information is reasonably available, as may be necessary for the Indemnifying Party to determine that the limitations in Section 9.4 have been satisfied or do not apply.
     9.7 NOTICE OF THIRD PARTY CLAIMS; ASSUMPTION OF DEFENSE
     The Indemnified Party shall give notice as promptly as is reasonably practicable, but in any event no later than fifteen (15) Business Days after receiving notice thereof, to the Indemnifying Party of the assertion of any claim, or the commencement of any suit, action or proceeding, by any Person not a party hereto in respect of which indemnity may be sought under this Agreement (which notice shall, to the extent such information is reasonably available, specify in reasonable detail the facts alleged to constitute the basis for such claim, the representations, warranties, covenants and obligations alleged to have been breached and the amount of such claim together with such information as may be necessary for the Indemnifying Party to determine that the limitations in Section 9.4 have been satisfied or do not apply); provided, however, that the failure to so notify shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party is actually and materially prejudiced thereby. The Indemnifying Party may, at its own expense, (a) participate in the defense of any such claim, suit, action or proceeding, and (b) upon notice to the Indemnified Party at any time during the course of any such claim, suit, action or proceeding, assume the defense thereof with counsel of its own choice. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party. Whether or not the

Indemnifying Party chooses to defend or prosecute any such claim, suit, action or proceeding, all of the parties hereto shall cooperate in the defense or prosecution thereof.
     9.8 SETTLEMENT OR COMPROMISE
     Any settlement or compromise made or caused to be made by the Indemnified Party (unless the Indemnifying Party has assumed the defense of a claim) shall also be binding upon the Indemnifying Party or the Indemnified Party, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, that (i) no obligation, restriction or Damage shall be imposed on the Indemnified Party as a result of such settlement or compromise without its prior written consent, which consent shall not be unreasonably withheld, and (ii) neither the Indemnified Party nor the Indemnifying Party will compromise or settle any claim, suit, action or proceeding without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed.
     9.9 LIMITATIONS ON LIABILITY
     Notwithstanding any provision herein, neither of Sellers nor Buyer shall in any event be liable to the other parties hereto, Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, on account of any breach of this Agreement or any of the other Ancillary Agreements for any indirect, consequential, special, incidental or punitive damages (including lost profits, loss of use, damage to goodwill or loss of business).
     9.10 EXCLUSIVE REMEDY
     Except for any claims based on fraud or intentional misrepresentation, the indemnification provisions set forth in this Article 9 shall provide the exclusive remedy for breach of any covenant, agreement, representation or warranty set forth in this Agreement.
10. GENERAL PROVISIONS
     10.1 EXPENSES
     Except as otherwise provided in this Agreement, each party to this Agreement will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and expense of its Representatives.
     10.2 PUBLIC ANNOUNCEMENTS
     Sellers and Buyer each agree that they and their Affiliates shall not issue any press release or otherwise make any public statement or respond to any media inquiry with respect to this Agreement or the transactions contemplated hereby without the prior approval of the other parties, which shall not be unreasonably withheld or delayed, except as may be required by Law or by any stock exchanges having jurisdiction over Sellers, Buyer or their respective Affiliates. Notwithstanding the foregoing, three (3) months after the Closing, Sellers or Buyer will be entitled to issue any such press release or make any such other public announcement without obtaining such prior approval.
     10.3 NOTICES
     All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment or the receiving party; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties):
If to Sellers, to:
TRM Corporation
1521 Locust Street
Philadelphia, PA 19102
Attention: Richard B. Stern
Fax no.: (215) 832-0078
E-mail address: richardstern@trm.com
with a copy to:
Perkins Coie LLP
1120 N.W. Couch Street
Tenth Floor
Portland, OR 97209-4128
Attention: Allan R. Abravanel
Fax no.: (503) 727-2222
E-mail address: aabravanel@perkinscoie.com
If to Buyer or Copy Centers, to:
Skyview Capital, LLC
9777 Wilshire Boulevard, 7th Floor
Beverly Hills, CA 90210
Attention: Michel Tamer
Fax no.: (310) 273-6006
E-mail address: mtamer@skyviewcapital.com

with a copy to:
TRM Copy Centers, LLC
5208 NE 122nd Avenue
Portland, OR 97230-1074
Attention: Gary Cosmer
Fax no.: (503) 251-5473
E-mail address: _____________________
     10.4 JURISDICTION; SERVICE OF PROCESS
     Any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction may be brought in the courts of the State of Oregon, Multnomah County, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Oregon, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction in any other court. The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum. Process in any Proceeding referred to in the first sentence of this section may be served on any party anywhere in the world.
     10.5 ENTIRE AGREEMENT AND MODIFICATION
     This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter (other than the Confidentiality Agreement) and constitutes (along with the Schedule of Exceptions, Schedules, Exhibits and Ancillary Agreements) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the party to be charged with the amendment. The parties acknowledge and agree that the Schedules and the Schedule of Exceptions may be amended and updated between the date hereof and the Closing Date, as mutually and reasonably acceptable to the parties, in order to reflect more accurately the information set forth therein.
     10.6 SCHEDULE OF EXCEPTIONS
     (a) Any information disclosed pursuant to any Schedule hereto or otherwise disclosed to Buyer in writing shall be deemed to be disclosed to Buyer for all purposes of this Agreement.

     (b) Sellers may elect at any time to notify Buyer of any development causing a breach of any of Sellers’ representations and warranties. Unless Buyer has the right to terminate this Agreement pursuant to Section 8.1(a) because of such breach of a representation and warranty and Buyer exercises that right within three (3) Business Days of notification of such breach, the written notice pursuant to this Section 10.6(b) will be deemed to have amended the appropriate Schedule, to have qualified the Sellers’ representations and warranties, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the development.
     10.7 ASSIGNMENTS, SUCCESSORS AND NO THIRD-PARTY RIGHTS
     No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 10.7. Notwithstanding the foregoing, the rights and obligations of Buyer under this Agreement may be assigned by Buyer to Copy Centers at Closing without the consent of Sellers, provided that advance written notice of the assignment is given to Sellers, and Copy Centers continues to be bound by the provisions of this Agreement in all respects and to the same extent as Buyer. Following the Closing, the payment in full of the Purchase Price, and the assignment by Buyer of all of its rights and obligations to Copy Centers, Buyer shall no longer be bound by the obligations hereunder, other than (i) the obligation to pay the Adjustment Amount (if any) to Sellers in accordance with Section 2.9 hereof and (ii) the obligations of Buyer set forth in Sections 5.11(b) and 5.11(c) hereof.
     10.8 HEADINGS
     The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Articles,” and “Sections” refer to the corresponding Articles and Sections of this Agreement.
     10.9 GOVERNING LAW
     This Agreement will be governed by and construed under the laws of the State of Oregon without regard to conflicts-of-laws principles that would require the application of any other law.

     10.10 EXECUTION OF AGREEMENT
     This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.
[SIGNATURE PAGE FOLLOWS]

     The parties have executed this ASSET PURCHASE AGREEMENT as of the date first written above.

BUYER:

Skyview Capital, LLC

By:	/s/ Alex R. Soltani
Name:	Alex R. Soltani
Title:	Chairman & CEO, Manager

TRM Copy Centers, LLC

By:	/s/ Alex R. Soltani
Name:	Alex R. Soltani
Title:	Authorized Representative

SELLERS:

TRM Corporation

By:	/s/ Richard B. Stern
Name:	Richard B. Stern
Title:	Chief Operating Officer

TRM Copy Centers (USA) Corporation

By:	/s/ Richard B. Stern
Name:	Richard B. Stern
Title:	Chief Operating Officer
[Signature Page to Asset Purchase Agreement]

Schedule List (1)
Schedule 2.1 (a) Assets to be sold – Photocopiers
Schedule 2.1(b) Assets to be sold – Machinery
Schedule 2.1(e) Assets to be sold – Contracts
Schedule 2.1(f) Assets to be sold – Government Authorizations
Schedule 2.1(i) Assets to be sold – Intellectual Property/Intangible Assets
Schedule 2.2(g) Excluded Assets – Third Party Software
Schedule 2.3 Net Breakage Costs
Schedule 2.4(a)(i) Assumed Liabilities – Accounts Payable at September 30, 2006
Schedule 2.4(a)(vii) Assumed Liabilities – Paid Time Off for Transferred Employees
Schedule 3.2(b) No Conflict
Schedule 3.3 Sufficiency of Assets
Schedule 3.4 Title to Assets: Encumbrances
Schedule 3.6 Financial Statements
Schedule 3.7 Accounts Receivable
Schedule 3.8(e) Tax
Schedule 3.9 No Material Adverse Change
Schedule 3.10(a) Employee Benefits
Schedule 3.12 Legal Proceedings: Orders
Schedule 3.13 Material Contracts
Schedule 3.15(a) Transferred Employees
Schedule 3.15(f) Independent Contractors
Schedule 3.16(c) Intellectual Property
Schedule 3.16(d) Licensed Intellectual Property
Schedule 3.19 Inventories

(1)	Pursuant to Regulation S-K Item 601(b)(2), the Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

Schedule 3.20 Absence of Changes
Schedule 3.21 Insurance
Schedule 3.21(a) Self Insurance
Schedule 5.1 Conduct of Business Prior to Closing
Schedule 6.3 Material Consents – Buyer’s Conditions
Schedule 7.3 Material Consents – Sellers’ Conditions
Schedule of Exceptions